Exhibit 99.1

Nano Dimension Opens First Customer Experience Center for
Advanced Additive Manufacturing Technology

Pioneers of 3D-printed electronics open doors for customers, partners and distributors to experience innovative technology and applications first-hand

NESS ZIONA, Israel – November 8, 2017 – Nano Dimension Ltd., a leader in the field of 3D printed electronics (NASDAQ, TASE: NNDM), announced today the opening of its first Customer Experience Center (CEC). The Israel location is the first of several Nano Dimension Customer Experience Centers planned worldwide to accelerate the adoption of additive manufacturing for electronics development. Nano Dimension’s CECs will also serve as customer and reseller training facility and sales support centers.

The CEC is an integral part of Nano Dimensions’ go-to-market and business development strategy, and signals the company’s shift from its initial R&D stage to full product commercialization. At the CEC, customers, distributors and strategic partners will see first-hand the company’s ground-breaking 3D-printing technology, and will learn about designing and producing electronic components and circuits using additive manufacturing.

Located at the company’s headquarters in Ness Ziona, the CEC will feature Nano Dimension’s commercially-available DragonFly™ 2020 Pro 3D Printer, specifically designed for professional electronics development. Printing will be demonstrated on-site, and samples produced by the DragonFly will be on-hand for viewing.

Some of Nano Dimension’s top talent will operate the CEC, including technicians and engineers specializing in additive design and production. Nano Dimension specialists will also provide tailored advice to the specific needs of each company about the best way to implement 3D-printed electronics for specific applications.

“Companies that are engaged in computing and actuating hardware products are under pressure to speed up their concepts into market-ready products quickly, while meeting the need for small, faster and more functional electronics,” said Amit Dror, CEO of Nano Dimension. “We are making agile hardware development immediately accessible through our Customer Experience Center, which will serve as a one-stop shop for advanced additive manufacturing technology. For the first time, customers can leverage Nano Dimension’s expertise and experience the benefits of electrified additive manufacturing applications on site.”

The company sees great value in demonstrating the unique capabilities of its new professional 3D printer, the DragonFly 2020 Pro, for Industry 4.0 preparedness. This is thanks to the printer’s ability to quickly and easily produce proofs of concept, design validations and professional multilayer prototypes and functional parts in-house. The revolutionary printer allows for 3D-printing of a multilayer circuit boards overnight, allowing users to rapidly test and iterate resulting in better workflow efficiencies. This process can radically reduce development risks and shorten time to market.

About Nano Dimension Ltd.

Nano Dimension (TASE: NNDM, NASDAQ: NNDM) is a leading additive manufacturing technology company. Nano Dimension is disrupting, reshaping and defining the future of how electronics are made. With its unique 3D printing technologies, Nano Dimension is targeting the growing demand for electronic devices that require increasingly sophisticated features and rely on printed circuit boards (PCBs). Demand for circuitry, including PCBs - which are the heart of every electronic device - covers a diverse range of industries, including consumer electronics, medical devices, defense, aerospace, automotive, IoT and telecom. These sectors can all benefit greatly from Nano Dimension’s 3D printed electronics solutions for rapid prototyping and short-run manufacturing.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Nano Dimension is using forward-looking statements in this press release when it discusses its demo center and the potential of its DragonFly 2020 Pro 3D printer. Because such statements deal with future events and are based on Nano Dimension’s current expectations, they are subject to various risks and uncertainties. Actual results, performance or achievements of Nano Dimension could differ materially from those described in or implied by the statements in this press release.

The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Nano Dimension’s annual report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 7, 2017, and in any subsequent filings with the SEC. Except as otherwise required by law, Nano Dimension undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

NANO DIMENSION INVESTOR RELATIONS

Miri Segal-Scharia, CEO, MS-IR LLC | 917-607-8654 | msegal@ms-ir.com

NANO DIMENSION PR CONTACT

Galit Beck, Public Relations Manager | 972-542539495 | galit@nano-di.com